Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113807

No. 333-113807-01

No. 333-113807-02

No. 333-113807-03

No. 333-113807-04

No. 333-113807-05

No. 333-113807-06

No. 333-113807-07

PROSPECTUS SUPPLEMENT NO. 1

TO

PROSPECTUS DATED APRIL 9, 2004

FTD, INC.

OFFER TO EXCHANGE

All outstanding unregistered 7.75% Series A Senior Subordinated Notes due 2014

for 7.75% Series B Senior Subordinated Notes due 2014

which have been registered under the Securities Act of 1933

The exchange offer expires at 5:00 p.m., Eastern Standard Time, on May 20, 2004, unless extended

This prospectus supplement supplements the prospectus dated April 9, 2004 of FTD, Inc. relating to the exchange offer described therein. This prospectus supplement should be read in conjunction with the prospectus and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided in this prospectus supplement supercedes the information contained in the prospectus. Capitalized terms used but not defined herein have the meanings assigned to them in the prospectus.

OUR BUSINESS, OPERATIONS AND FINANCIAL CONDITION ARE SUBJECT TO VARIOUS RISKS. SOME OF THESE RISKS ARE DESCRIBED BEGINNING ON PAGE 15 OF THE PROSPECTUS, AND YOU SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH THEREIN ALONG WITH ALL OF THE OTHER INFORMATION PROVIDED TO YOU IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this prospectus supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

Announcement of Third Quarter Results

On May 12, 2004, we announced third quarter fiscal 2004 financial results. Due to the merger of FTD, Inc. with an affiliate of Leonard Green & Partners, L.P., completed on February 24, 2004, the third quarter fiscal 2004 financial results are being reported in two separate periods, which have been combined for discussion purposes.

Revenue for the period from January 1, 2004 through February 23, 2004 and for the period February 24, 2004 through March 31, 2004 was $75.3 million and $31.0 million, respectively. Combined revenue for the third quarter of fiscal 2004 was $106.3 million, an increase of 11.1% over the $95.6 million of revenue reported in the prior year’s quarter. These combined results reflect a 14.2% increase in revenues in the Consumer Business segment and a 7.8% increase in revenues in the Florist Business segment compared to the fiscal 2003 third quarter.

Net loss for the period from January 1, 2004 through February 23, 2004 and for the period February 24, 2004 through March 31, 2004 was $12.0 million and $0.7 million, respectively. Combined net loss for the third quarter of fiscal 2004 was $12.7 million compared to net income of $5.2 million reported in the same quarter of the prior fiscal year. The net losses relate primarily to $22.5 million of expenses associated with the merger transaction with Leonard Green & Partners, L.P.

We use Adjusted EBITDA as a supplemental performance measure and defines Adjusted EBITDA as EBITDA plus (i) expenses that are not reflective of our ongoing operations and (ii) management fees, because these fees are excluded in measuring our performance under the executive compensation plan, our new senior credit agreement and the indenture governing our new senior subordinated notes. Combined Adjusted EBITDA for the third quarter of fiscal 2004 was $12.4 million compared to Adjusted EBITDA of $12.2 million reported in the same quarter of the prior fiscal year. For limitations on the use of Adjusted EBITDA as an analytical measure, please see “Non-GAAP Discussion” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus.

A table reconciling GAAP basis net income (loss) to EBITDA and Adjusted EBITDA, as described above, is included with the unaudited consolidated financial statements attached as Annex A to this prospectus supplement. We believe EBITDA and Adjusted EBITDA are useful performance measures and provide a useful supplemental comparison of our operations and financial results. In addition, a reconciliation of the pre- and post-merger periods is reflected on the face of our unaudited consolidated financial statements attached as Annex A to this prospectus supplement. We believe that the combined results for the fiscal 2004 third quarter are useful to compare to the operations and financial results of the FTD business in the prior year periods.

Consumer Business Segment

The Consumer Business segment reflects the results of operations of FTD.COM, a leading Internet and telephone marketer of flowers and specialty gifts. Revenue for the period from January 1, 2004 through February 23, 2004 and for the period February 24, 2004 through March 31, 2004 was $43.4 million and $13.8 million, respectively. Combined third quarter revenue for this segment was $57.2 million, representing an increase of $7.2 million from the $50.0 million reported in the prior fiscal year’s third quarter. This increase was primarily driven by an increase in order volume.

Operating income for the Consumer Business segment for the period from January 1, 2004 through February 23, 2004 and for the period February 24, 2004 through March 31, 2004 was $2.2 million and

2

$0.8 million, respectively. Combined third quarter operating income for the Consumer Business segment was $3.0 million compared to $2.6 million in the same quarter of the prior fiscal year, while operating margins were 5.2% in both the fiscal 2004 and the fiscal 2003 periods. Improvements in operating income were principally driven by the increased revenues in the segment.

Florist Business Segment

The Florist Business segment primarily markets floral products and services, such as clearinghouse services, technology products and services and floral shop supplies, to FTD members and other retail locations offering floral products in the U.S. and Canada. Revenue for the period from January 1, 2004 through February 23, 2004 and for the period February 24, 2004 through March 31, 2004 was $31.9 million and $17.2 million, respectively. Combined third quarter revenue for this segment was $49.1 million, up $3.5 million from the $45.6 million reported in the prior fiscal year’s third quarter. This increase was due to increased sales of our wholesale products, principally the wholesale fresh flowers program, as well as the improved penetration of our Florists Online and Flowers All Hours services during the current quarter. This segment also exhibited an increase in technology system sales and support revenue for the quarter.

Operating income for the Florist Business segment for the period from January 1, 2004 through February 23, 2004 and for the period February 24, 2004 through March 31, 2004 was $6.6 million and $4.3 million, respectively. Combined third quarter operating income for the Florist Business segment was $10.9 million, an increase of $1.3 million from the $9.6 million reported in the prior fiscal year’s third quarter. This increase was primarily due to the increase in revenues in the segment and reductions in general and administrative costs for the quarter.

FTD florist membership increased to 20,500 members as of March 31, 2004 compared to 19,700 as of December 31, 2003, resulting from targeted member-prospecting initiatives.

Balance Sheet and Other Highlights

Our debt balance as of March 31, 2004 was $275.5 million, primarily incurred to finance the transaction with Leonard Green & Partners, L.P., of which $0.9 million is current. We expect ongoing quarterly interest expense to range between $3.5 million and $5.0 million. Capital expenditures for the period were $1.2 million, and our cash balance as of March 31, 2004 was $2.9 million.

Management Changes

On May 12, 2004, we also announced that we have made a change to our senior management team. Carrie Wolfe, our former CFO, has departed. Her duties have been assumed by Jandy Tomy, our Controller.

Ms. Tomy was appointed as the Vice President and Treasurer of FTD in 2004 and has served as Controller of FTD since May 2002. From August 2000 until May 2002, Ms. Tomy served as the Controller and Manager of Finance and Accounting of FTD.COM. Prior to joining FTD.COM in August 2000, she was Regional Finance Manager and Manager of Financial Reporting at Universal Outdoor, Inc. (now Clear Channel Outdoor) and worked in the auditing group at Price Waterhouse (now PricewaterhouseCoopers LLP), an independent public accounting firm. Ms. Tomy received a Bachelor of Science in Accountancy from the University of Illinois in 1995 and is a Certified Public Accountant.

3

On May 13, 2004, we announced the appointment of Michael J. Soenen as our new President and Chief Executive Officer and the departure of Robert L. Norton, our former Chairman and Chief Executive Officer.

Mr. Soenen served as the President and Chief Operating Officer of FTD and FTDI from October 2002 until February 2004 and a director of FTD from November 2002 until February 2004. From May 1999 until October 2002, Mr. Soenen served as the President and Chief Executive Officer of FTD.COM. From January 1997 through May 1999, he served as Executive Vice President of Marketplace, Vice President-Marketing of FTDI and Director of Sales Promotion for FTDI. Mr. Soenen joined FTD in 1996. Mr. Soenen was an associate at Perry Corp. from August 1996 to December 1996. From July 1993 to July 1996, Mr. Soenen worked for Salomon Brothers Inc., an investment banking firm. Mr. Soenen received a Bachelor of Arts from Kalamazoo College in 1992.

The date of this prospectus supplement is May 13, 2004

4

Annex A

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FTD, Inc. Unaudited Consolidated Financial Statements
Condensed Consolidated Statements of Operations	F-1
Consolidated Balance Sheets	F-3
Consolidated Statements of Cash Flows	F-4
Non-GAAP Financial Measures	F-5

FTD, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands)

		Predecessor	Combined *	Predecessor
	Period from February 24, 2004 through March 31, 2004	Period from January 1, 2004 through February 23, 2004	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Revenues:
Florist Business	$17,212	$31,925	$49,137	$45,583
Consumer Business	13,768	43,383	57,151	50,049

Total revenues	30,980	75,308	106,288	95,632

Costs of goods sold and services provided:
Florist Business	6,410	11,506	17,916	16,593
Consumer Business	10,390	32,763	43,153	37,637
Corporate	203	382	585	622

Total costs of goods sold and services provided	17,003	44,651	61,654	54,852

Gross profit:
Florist Business	10,802	20,419	31,221	28,990
Consumer Business	3,378	10,620	13,998	12,412
Corporate	(203)	(382)	(585)	(622)

Total gross profit	13,977	30,657	44,634	40,780

Advertising and selling:
Florist Business	4,723	10,088	14,811	13,571
Consumer Business	1,106	5,010	6,116	5,337

Total advertising and selling	5,829	15,098	20,927	18,908

General and administrative:
Florist Business	836	1,757	2,593	2,912
Consumer Business	1,262	2,975	4,237	3,637
Corporate	3,274	26,124	29,398	6,091

Total general and administrative	5,372	30,856	36,228	12,640

Operating income (loss) before corporate allocations:
Florist Business	5,243	8,574	13,817	12,507
Consumer Business	1,010	2,635	3,645	3,438
Corporate	(3,477)	(26,506)	(29,983)	(6,713)

Total operating income (loss) before corporate allocations	2,776	(15,297)	(12,521)	9,232

Corporate Allocations:
Florist Business	999	1,957	2,956	2,881
Consumer Business	242	437	679	815
Corporate	(1,241)	(2,394)	(3,635)	(3,696)

Total corporate allocations	—	—	—	—

Income (loss) from operations:
Florist Business	4,244	6,617	10,861	9,626
Consumer Business	768	2,198	2,966	2,623
Corporate	(2,236)	(24,112)	(26,348)	(3,017)

Total income (loss) from operations	2,776	(15,297)	(12,521)	9,232

Other income and expenses:
Interest income	(61)	(9)	(70)	(17)
Interest expense	3,959	87	4,046	301
Other expense, net	33	364	397	45

Total other income and expenses	3,931	442	4,373	329

Income (loss) before income tax	(1,155)	(15,739)	(16,894)	8,903
Income tax expense (benefit)	(452)	(3,788)	(4,240)	3,655

Net income (loss)	$(703)	$(11,951)	$(12,654)	$5,248

*	The period from February 24, 2004 through March 31, 2004 (Successor Company) and the period from January 1, 2004 through February 23, 2004 (Predecessor Company) have been combined for comparative purposes only and do not represent GAAP basis presentation.

FTD, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands)

		Predecessor	Combined *	Predecessor
	Period from February 24, 2004 through March 31, 2004	Period from July 1, 2003 through February 23, 2004	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
Revenues:
Florist Business	$17,212	$117,172	$134,384	$131,611
Consumer Business	13,768	128,507	142,275	126,398

Total revenues	30,980	245,679	276,659	258,009

Costs of goods sold and services provided:
Florist Business	6,410	39,774	46,184	45,474
Consumer Business	10,390	96,609	106,999	96,273
Corporate	203	1,674	1,877	1,849

Total costs of goods sold and services provided	17,003	138,057	155,060	143,596

Gross profit:
Florist Business	10,802	77,398	88,200	86,137
Consumer Business	3,378	31,898	35,276	30,125
Corporate	(203)	(1,674)	(1,877)	(1,849)

Total gross profit	13,977	107,622	121,599	114,413

Advertising and selling:
Florist Business	4,723	36,426	41,149	39,049
Consumer Business	1,106	13,815	14,921	12,829

Total advertising and selling	5,829	50,241	56,070	51,878

General and administrative:
Florist Business	836	7,108	7,944	8,247
Consumer Business	1,262	9,918	11,180	9,684
Corporate	3,274	39,654	42,928	18,903

Total general and administrative	5,372	56,680	62,052	36,834

Operating income (loss) before corporate allocations:
Florist Business	5,243	33,864	39,107	38,841
Consumer Business	1,010	8,165	9,175	7,612
Corporate	(3,477)	(41,328)	(44,805)	(20,752)

Total operating income before corporate allocations	2,776	701	3,477	25,701

Corporate Allocations:
Florist Business	999	8,028	9,027	8,715
Consumer Business	242	1,880	2,122	2,351
Corporate	(1,241)	(9,908)	(11,149)	(11,066)

Total corporate allocations	—	—	—	—

Income (loss) from operations:
Florist Business	4,244	25,836	30,080	30,126
Consumer Business	768	6,285	7,053	5,261
Corporate	(2,236)	(31,420)	(33,656)	(9,686)

Total income from operations	2,776	701	3,477	25,701

Other income and expenses:
Interest income	(61)	(22)	(83)	(144)
Interest expense	3,959	532	4,491	1,378
Other expense (income), net	33	(1,105)	(1,072)	—

Total other income and expenses	3,931	(595)	3,336	1,234

Income (loss) before income tax	(1,155)	1,296	141	24,467
Income tax expense (benefit)	(452)	2,898	2,446	10,063

Net income (loss)	$(703)	$(1,602)	$(2,305)	$14,404

*	The period from February 24, 2004 through March 31, 2004 (Successor Company) and the period from July 1, 2003 through February 23, 2004 (Predecessor Company) have been combined for comparative purposes only and do not represent GAAP basis presentation.

FTD, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

ASSETS	March 31, 2004	June 30, 2003
	(Unaudited)	(Predecessor)
Current assets:
Cash and cash equivalents	$2,929	$1,921
Restricted cash	7,261	—
Accounts receivable, less allowance for doubtful accounts of $4,996 at March 31, 2004 and $5,284 at June 30, 2003	29,932	23,398
Inventories, net	8,016	8,668
Deferred income taxes	4,556	4,740
Prepaid expenses and other	15,911	4,224

Total current assets	68,605	42,951

Property and equipment:
Land and improvements	1,380	1,600
Building and improvements	14,173	8,858
Mercury consoles	10	4,233
Furniture and equipment	4,751	19,131

Total	20,314	33,822
Less accumulated depreciation	293	20,648

Property and equipment, net	20,021	13,174

Other assets:
Other noncurrent assets, net	28,740	11,986
Customer lists, less accumulated amortization of $208 at March 31, 2004 and $1,023 at June 30, 2003	12,299	3,653
Trademark, less accumulated amortization of $2,719 at June 30, 2003	121,577	12,281
Goodwill, less accumulated amortization of $17,286 at June 30, 2003	337,054	120,326

Total other assets	499,670	148,246

Total assets	$588,296	$204,371

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	38,346	37,729
Customer deposits	5,619	6,095
Unearned income	2,284	1,664
Other accrued liabilities	19,696	19,655
Current maturities of long term debt	850	—

Total current liabilities	66,795	65,143
Long-term debt	274,650	6,500
Post-retirement benefits and accrued pension obligations, less current portion	4,531	4,858
Deferred income taxes	57,632	5,547

Stockholders' equity:
Predecessor Company
Preferred Stock: $0.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock:
Class A, $0.01 par value, 300,000,000 shares authorized; 15,516,800 shares issued at June 30, 2003	—	155
Class B convertible, $0.0005 par value, 20,000,000 shares authorized; 2,112,502 shares issued at June 30, 2003	—	1
Successor Company
Common stock: $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding	—	—
Paid-in capital	185,390	148,840
Accumulated deficit	(703)	(7,086)
Accumulated other comprehensive loss	1	(621)
Unamortized restricted stock	—	(250)
Treasury stock (Predecessor Company) at cost, 438,196 shares of Class A and 801,250 shares of Class B convertible as of June 30, 2003	—	(18,716)

Total stockholders' equity	184,688	122,323

Total liabilities and stockholders' equity	$588,296	$204,371

FTD, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

		Predecessor	Combined *	Predecessor
	Period from February 24, 2004 through March 31, 2004	Period from July 1, 2003 through February 23, 2004	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
Cash flows from operating activities:
Net income (loss)	$(703)	$(1,602)	$(2,305)	$14,404
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	957	5,377	6,334	5,815
Deferred compensation expense	—	51	51	1,285
Amortization and write off of deferred financing costs and original issue discount	101	600	701	203
Provision for doubtful accounts	268	2,103	2,371	2,738
Deferred income taxes	—	(518)	(518)	2,606
Increase (decrease) in cash due to change in assets and liabilities, net of acquisitions:
Restricted cash	(7,261)	—	(7,261)	1,400
Accounts receivable	129	(10,728)	(10,599)	(8,780)
Inventories	1,941	(1,289)	652	1,736
Prepaid expenses and other	(3,866)	(6,168)	(10,034)	(435)
Other noncurrent assets	26	123	149	137
Accounts payable	(20,626)	21,213	587	(5,137)
Other accrued liabilities, unearned income, and customer deposits	3,331	(131)	3,200	(1,826)

Net cash provided by (used in) operating activities	(25,703)	9,031	(16,672)	14,146

Cash flows from investing activities:
Acquisitions	—	—	—	(12,713)
Expenditures related to the 2002 Merger	—	—	—	(2,504)
Capital expenditures	(446)	(4,169)	(4,615)	(3,308)
Decrease in officer notes receivable	—	—	—	248

Net cash used in investing activities	(446)	(4,169)	(4,615)	(18,277)

Cash flows from financing activities:
Net proceeds from (repayments of) revolving credit facility	15,500	(6,500)	9,000	(26,500)
Proceeds from issuance of long-term debt	260,000	—	260,000	—
Deferred financing costs	(10,282)	—	(10,282)	(224)
Capital contribution	184,454	—	184,454	—
Merger with Nectar Merger Corporation	(420,948)	—	(420,948)	—
Issuance of treasury stock	—	32	32	210
Repurchase of treasury stock	—	—	—	(4,314)

Net cash provided by (used in) financing activities	28,724	(6,468)	22,256	(30,828)

Effect of foreign exchange rate changes on cash	1	38	39	76

Net increase (decrease) in cash and cash equivalents	2,576	(1,568)	1,008	(34,883)
Cash and cash equivalents at beginning of period	353	1,921	1,921	36,410

Cash and cash equivalents at end of period	$2,929	$353	$2,929	$1,527

*	The period from February 24, 2004 through March 31, 2004 (Successor Company) and the period from July 1, 2003 through February 23, 2004 (Predecessor Company) have been combined for comparative purposes only and do not represent GAAP basis presentation.

FTD, INC.

NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In thousands)

Reconciliation of certain financial measures reported in accordance with Generally Accepted Accounting Principles ("GAAP") to those presented on the basis of methodologies other than in accordance with GAAP ("non-GAAP").

The Company defines Adjusted EBITDA as EBITDA plus (i) expenses that are not considered reflective of the Company's ongoing operations and (ii) management fees, because these fees are excluded in measuring the Company's performance under the executive compensation plan, the new senior credit agreement and the indenture governing the notes. The Company defines EBITDA as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Period from February 24, 2004 through March 31, 2004	Period from January 1, 2004 through February 23, 2004	Combined Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Net Income (loss), as reported (GAAP basis)	$(703)	$(11,951)	$(12,654)	$5,248
plus: Interest expense, net	3,898	78	3,976	284
plus: Depreciation and amortization	957	1,356	2,313	2,040
plus: Income tax expense (benefit)	(452)	(3,788)	(4,240)	3,655

EBITDA	3,700	(14,305)	(10,605)	11,227

plus: Expenses related to merger transaction	—	22,510 (1)	22,510 (1)	—
plus: Deferred compensation (2)	—	16	16	441
plus: Management fees (3)	167	301	468	500

Adjusted EBITDA (4)	$3,867	$8,522	$12,389	$12,168

(1)	For the period from January 1, 2004 through February 23, 2004, FTD, Inc. recorded $22.1 million as a component of Corporate general and administrative expense related to the merger with an affiliate of Leonard Green & Partners, L.P. Also during this period, the Company recorded as a component of other expense, $0.4 million related to the write-off of unamortized deferred financing fees on the then existing debt.

(2)	For the period from January 1, 2004 through February 23, 2004, FTD, Inc. recorded expense related to restricted stock grants under a plan that was terminated in conjunction with the merger with an affiliate of Leonard Green & Partners, L.P.

(3)	Management fees have historically been paid on an annual basis. However, under the new management services agreement with Leonard Green & Partners, L.P., in the event of a payment default under the new senior credit agreement or the indenture governing the notes, or a bankruptcy, liquidation or winding-up of FTD, the payment of all accrued and unpaid management fees will be subordinated to the prior payment in full of all amounts due and owing under the new senior credit facility and the indenture governing the notes. In addition, payment of the management fees on any monthly payment date is contingent on FTD, Inc. having had Consolidated EBITDA equal or greater than $46.8 million for any consecutive twelve-month period ended not more than twelve months prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month in which payment is permitted.

(4)	The Company uses Adjusted EBITDA as a supplemental measure of performance. The Company presents Adjusted EBITDA because it considers it an important supplemental measure of performance, as it is used as a performance measure under the new senior credit facility entered into in connection with the FTD merger, the indenture governing the notes and the Company's executive compensation plan. All of the adjustments made in the calculation of Adjusted EBITDA, as described above, are adjustments that would be made in calculating the Company's performance for purposes of coverage ratios under the new senior credit facility and the indenture, and the Company's executive compensation plan bases incentive compensation payments in significant part on the Company's performance measured using Adjusted EBITDA as presented above. Measures similar to Adjusted EBITDA are also widely used by the Company and by others in the Company's industry to evaluate and price potential acquisition candidates. The Company believes EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). The Company also presents Adjusted EBITDA because it believes it is frequently used by investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA and/or Adjusted EBITDA when reporting their results. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company's results as reported under GAAP.